Exhibit 99.1

MEDIA RELEASE

September 24, 2024

Algoma Steel Announces Results of Voting at

Annual Meeting of Shareholders

SAULT STE. MARIE, ONTARIO (September 24, 2024) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today the results of voting at its virtual annual meeting of shareholders held on September 24, 2024 (the “Meeting”).

All of the nominees listed in the management information circular prepared in connection with the Meeting were elected as directors of the Company. The Company received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	Votes Withheld	Total Votes
Mary Anne Bueschkens	62,437,350	77,698	62,515,048
Sean Donnelly	62,484,960	30,088	62,515,048
Michael Garcia	62,484,660	30,388	62,515,048
James Gouin	62,484,600	30,448	62,515,048
Andy Harshaw	62,484,775	30,273	62,515,048
Ave G. Lethbridge	62,480,374	34,674	62,515,048
Sanjay Nakra	62,436,847	78,201	62,515,048
Eric S. Rosenfeld	59,574,000	2,941,048	62,515,048
Gale Rubenstein	62,148,862	366,186	62,515,048
David D. Sgro	62,301,432	213,616	62,515,048

The Company reports that the appointment of Deloitte LLP as the Company’s auditors for the 2024 fiscal year was passed by a majority of the votes represented at the Meeting.

The Company also reports that the non-binding advisory resolution on executive compensation, outlined in the management information circular dated August 1, 2024, was approved by a majority of votes at the Meeting. The circular is available on SEDAR+ and the Securities and Exchange Commission’s (“SEC”) EDGAR website.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

The Company’s full report of voting results on matters presented at the Meeting can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s transition to electric arc furnace (EAF) steelmaking, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information, please contact:

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Michael Moraca

Vice President – Corporate Development and Treasurer

Algoma Steel Group Inc.

Phone: 705.945-3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901